info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

December 4, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER 2009

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – News Release dated November 2, 2209,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: December 4, 2009	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

November 2, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON CLOSES NON-BROKERED PRIVATE PLACEMENT

Further to its news release of September 24, 2009, Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has closed a portion of the non-brokered private placement, issuing a total of 1,969,667 units at a price of $0.15 per unit generating gross proceeds of $295,450.  Each unit consists of one common share and one half warrant, with every whole warrant entitling the purchase of an additional share of Madison at $0.25 per share until October 29, 2010.  Madison does not intend to close the balance of the placement.

A cash finder’s fee of 7% of $52,950 has been paid to an arm’s length third party in respect of this private placement along with finders’ warrants entitling the purchase of up to 24,710 shares at $0.25 until October 29, 2010.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 1, 2010.

The proceeds of the placement will be used to fund the preparation of a National Instrument 43-101 compliant resource estimate for Madison’s Lewis Property, located adjacent to Newmont’s 8.5 million ounce Phoenix gold-copper mine in the prolific Battle Mountain-Cortez gold district of Nevada, and for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 2, 2009

Item 3.

Press Release

November 2, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces closing of non-brokered private placement.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 2nd day of November 2009.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

November 2, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON CLOSES NON-BROKERED PRIVATE PLACEMENT

Further to its news release of September 24, 2009, Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has closed a portion of the non-brokered private placement, issuing a total of 1,969,667 units at a price of $0.15 per unit generating gross proceeds of $295,450.  Each unit consists of one common share and one half warrant, with every whole warrant entitling the purchase of an additional share of Madison at $0.25 per share until October 29, 2010.  Madison does not intend to close the balance of the placement.

A cash finder’s fee of 7% of $52,950 has been paid to an arm’s length third party in respect of this private placement along with finders’ warrants entitling the purchase of up to 24,710 shares at $0.25 until October 29, 2010.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on March 1, 2010.

The proceeds of the placement will be used to fund the preparation of a National Instrument 43-101 compliant resource estimate for Madison’s Lewis Property, located adjacent to Newmont’s 8.5 million ounce Phoenix gold-copper mine in the prolific Battle Mountain-Cortez gold district of Nevada, and for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.